

May 1, 2013

Via E-mail
Joseph McMurry
Chief Executive Officer
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

      **Re:    Book It Local, Inc.**
              **Amendment No. 3 to Registration Statement on Form S-1**
              **Filed April 22, 2013**
              **File No. 333-183983**

Dear Mr. McMurry:

      We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Statements of Changes in Stockholders' Equity, pages F-5

1. Please omit the line item for net loss for the period from inception to August 31, 2012, as the loss was incurred after the August 31, 2012 balance sheet date.  Reconcile this financial statement on page F-5 to the balance sheet and statements of operations on pages F-3 and F-4, respectively.

Statements of Operations, page F-12
Statements of Cash Flows, page F-14

2. Correct the date of the development stage cumulative period financial statements on pages F-12 and F-14.  The period to be presented ends on February 28, 2013 not on November 30, 2012.

Statements of Cash Flows, page F-14

3. We reiterate comment six. Please correct the financing activities cash flow section for the cumulative August 11, 2012 (inception) to February 28, 2013 period to report the actual cash flows from the issuance of common stock in August 2012. Reconcile the amounts presented in the opening and closing balance sheets and in the statement of changes in stockholders' equity with the comparable amounts presented in the statements of cash flows.

4. Similarly, it appears that amounts for cash received for issuance of common stock prior to the opening balance sheet date of the six month period ended February 28, 2013 should be omitted from the financing activities cash flow section for that period. Please revise.

Exhibit 5.1

5. We note your response to comment 8 from our letter dated February 1, 2013. Please file a copy of your revised legal opinion with your next amendment.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel